Exhibit 99.1

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month period then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Unaudited interim condensed consolidated financial statements as of March 31, 2023 and for the three-month period then ended

Report on review of interim condensed consolidated unaudited financial statements

To the Board of Directors and Shareholders of Cementos Pacasmayo S.A.A.

Introduction

We have reviewed the accompanying interim condensed consolidated unaudited statement of financial position of Cementos Pacasmayo S.A.A. and its Subsidiaries (together the "Group") as of March 31, 2023, and the related interim condensed consolidated unaudited statements of profit or loss, other comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated unaudited financial statements in accordance with IAS 34 Interim Financial Reporting (IAS 34). Our responsibility is to express a conclusion on these interim condensed consolidated unaudited financial statements based on our review.

Scope of review

We conducted our review in accordance with International Auditing Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Report on review of interim condensed consolidated unaudited financial statements (continued)

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated unaudited financial statements are not prepared, in all material respects, in accordance with IAS 34.

Lima, Peru

April 26, 2023

Countersigned by:

Manuel Arribas
C.P.C. Register No. 45987

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of financial position

As of March 31, 2023 (unaudited) and December 31, 2022 (audited)

	Note	As of March 31, 2023	As of December 31, 2022
		S/(000)	S/(000)
Assets
Current assets
Cash and cash equivalents	3	45,273	81,773
Derivative financial instruments	15	-	86,893
Trade and other receivables	4	101,735	101,491
Income tax prepayments		12,137	8,268
Inventories	5	930,233	884,969
Prepayments		26,204	25,059
Total current asset		1,115,582	1,188,453
Non-current assets
Trade and other receivables	4	43,546	43,543
Financial instruments designated at fair value through other comprehensive income	15	274	274
Property, plant and equipment	6	2,048,678	2,007,838
Intangible assets		58,651	56,861
Goodwill		4,459	4,459
Deferred income tax assets		9,158	9,005
Right-of-use asset	7	3,209	3,639
Other assets		86	89
Total non-current asset		2,168,061	2,125,708

Total assets		3,283,643	3,314,161
Liability and equity Current liabilities
Trade and other payables	8	219,738	284,554
Financial obligations	9 and 15	306,055	618,907
Lease liabilities	7	2,004	2,005
Income tax payables		17,184	16,340
Provisions	10	42,480	31,333
Total current liabilities		587,461	953,139
Non-current liabilities
Financial obligations	9 and 15	1,306,153	974,264
Lease liabilities	7	1,798	2,350
Non-current provisions	10	15,881	47,638
Deferred income tax liabilities		132,208	141,635
Total non-current liabilities		1,456,040	1,165,887
Total liability		2,043,501	2,119,026
Equity
Capital stock		423,868	423,868
Investment shares		40,279	40,279
Investment shares held in treasury		(121,258)	(121,258)
Additional paid-in capital		432,779	432,779
Legal reserve		168,636	168,636
Other accumulated comprehensive loss		(16,272)	(17,787)
Retained earnings		312,110	268,618
Total equity		1,240,142	1,195,135

Total liability and equity		3,283,643	3,314,161

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of profit or loss

For the three-month period ended March 31, 2023 and March 31, 2022 (unaudited)

		For the three-month period ended March 31,
	Note	2023	2022
		S/(000)	S/(000)

Sales of goods	12	479,995	525,409
Cost of sales		(319,400)	(360,444)
Gross profit		160,595	164,965

Operating income (expense)
Administrative expenses		(57,729)	(53,389)
Selling and distribution expenses		(17,534)	(16,970)
Other operating income (expense), net		1,403	(1,024)
Total operating expenses, net		(73,860)	(71,383)
Operating profit		86,735	93,582

Other income (expenses)
Finance income		1,355	558
Finance costs		(25,721)	(22,795)
Net profit (loss) for valuation of trading derivative financial instruments	15(a)	19	(109)
Gain (loss) from exchange difference, net		823	(6,514)
Total other expenses, net		(23,524)	(28,860)
Profit before income tax		63,211	64,722

Income tax expense	11	(19,719)	(18,997)

Profit for the period		43,492	45,725

Earnings per share
Basic profit for the period attributable to equity holders of common shares and investment shares of the parent (S/ per share)	14	0.10	0.11

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of other comprehensive income

For the three-month period ended March 31, 2023 and March 31, 2022 (unaudited)

		For the three-month period ended March 31,
	Note	2023	2022
		S/(000)	S/(000)

Profit for the period		43,492	45,725

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Net gain on cash flow hedges	15(a)	2,154	2,046
Deferred income tax	11	(634)	(604)
Other comprehensive income for the period, net of income tax		1,520	1,442

Total comprehensive income for the period, net of income tax		45,012	47,167

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of changes in equity

For the three-month period ended March 31, 2023 and March 31, 2022 (unaudited)

	Capital stock	Investment shares	Investments shares held in treasury	Additional paid-in capital	Legal reserve	Unrealized gain (loss) on financial instruments designated at fair value	Unrealized gain (loss) on cash flow hedge	Retained earnings	Total equity
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(4,225)	271,595	1,195,805
Profit for the period	-	-	-	-	-	-	-	45,725	45,725
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-	1,442	-	1,442
Total comprehensive income	-	-	-	-	-	-	1,442	45,725	47,167

Balance as of March 31, 2022	423,868	40,279	(121,258)	432,779	168,636	(15,869)	(2,783)	317,320	1,242,972

Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the period	-	-	-	-	-	-	-	43,492	43,492
Other comprehensive income for the period, net of income tax	-	-	-	-	-	-	1,520	-	1,520
Other	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	43,492	45,007
Balance as of March 31, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	312,110	1,240,142

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated unaudited statements of cash flows

For the three-month period ended March 31, 2023 and March 31, 2022 (unaudited)

	Note	For the three-month period ended March 31,
		2023	2022
		S/(000)	S/(000)

Operating activities
Profit before income tax		63,211	64,722
Non-cash adjustments to reconcile profit before income tax to net cash flows (used in) provided by operating activities
Depreciation and amortization		33,943	33,891
Finance costs		25,721	22,795
Long-term incentive plan	13	2,068	1,902
Estimate expected credit loss	4	1,284	1,497
Unrealized exchange difference related to monetary transactions		148	7,699
Finance income		(1,355)	(558)
Net gain on disposal of property, plant and equipment	6	(111)	(176)
(Gain) loss on the valuation of trading derivative financial instruments		(19)	109
Other operating, net		696	(579)

Working capital adjustments
Increase in trade and other receivables		(1,177)	(8,174)
Increase in prepayments		(4,672)	(1,707)
Increase in inventories		(45,812)	(32,768)
(Decrease) increase in trade and other payables		(65,162)	5,419
		8,763	94,072

Interest received		1,370	510
Interest paid		(36,274)	(34,603)
Income tax paid		(32,953)	(32,865)
Net cash flows (used in) provided by operating activities		(59,094)	27,114

The accompanying notes are an integral part of the interim condensed consolidated unaudited financial statements.

Interim condensed consolidated unaudited statements of cash flows (continued)

	Note	For the three-month period ended March 31,
		2023	2022
		S/(000)	S/(000)

Investing activities
Purchase of property, plant and equipment		(75,579)	(12,664)
Purchase of intangibles assets		(4,027)	(2,213)
Loan to third party		(370)	(141)
Proceeds from sale of property, plant and equipment		330	443
Net cash flows used in investing activities		(79,646)	(14,575)

Financing activities
Paid bank loans	9	(507,338)	(159,000)
Payment of bank overdraft		(85,333)	-
Payment of hedge finance cost		(7,708)	(7,682)
Payment of lease liabilities	7	(626)	(460)
Dividends paid		(263)	(156)
Loan received	9	525,000	159,000
Proceeds from sale of derivative financial instruments		93,323	-
Proceeds from bank overdraft		85,333	-
Net cash flows provided by (used in) financing activities		102,388	(8,298)

Net (decrease) increase in cash and cash equivalents		(36,352)	4,241
Net foreign exchange difference		(148)	(13,045)
Cash and cash equivalents at the beginning of the period		81,773	273,402

Cash and cash equivalents at the end of the period	3	45,273	264,598

Transactions with no effect in cash flows:
Outstanding accounts payable related to acquisition of property, plant and equipment	6	11,415	5,984
Unrealized exchange difference related to monetary transactions		32	7,699

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated unaudited financial statements

As of March 31, 2023 and 2022, and December 31, 2022

1.	Economic activity

(a)	Economic activity -

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, in accordance with the Law of Peruvian Companies, is an open stock corporation, its shares are listed in the Lima and New York Stock Exchange. The Company is a subsidiary of Inversiones ASPI S.A., which holds 50.01 percent of the Company's common shares as of March 31, 2023, December 31, 2022 and March 31, 2022.

The address registered by the Company is Calle La Colonia No.150, Urbanización El Vivero, Santiago de Surco, Lima, Peru.

The main activity of the Company is the production and commercialization of cement, precast, concrete and quicklime in the northern region of Peru.

The interim condensed consolidated unaudited financial statements of the Company and its subsidiaries (hereinafter the "Group") as of March 31, 2023 and for the three-month period then ended, were approved for issuance by the Company’s Management on April 26, 2023. The consolidated audited financial statements as of December 31, 2022 have been approved by the General Meeting of Shareholders, on March 24, 2023.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1	Basis of preparation -

The interim condensed consolidated unaudited financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and have been prepared on a historical cost basis, except for financial instruments designated at fair value through other comprehensive income (OCI) and derivatives financial instruments that have been measured at fair value. The interim condensed consolidated unaudited financial statements are presented in soles and all values are rounded to the nearest thousand (S/000), except when otherwise indicated. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Management consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

The interim condensed consolidated unaudited financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2022.

Notes to interim condensed consolidated unaudited financial statements

(continued)

New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated unaudited financial statements are consistent with the policies considered in the preparation of the consolidated financial statements of the Group at December 31, 2022, except for the adoption of new standards effective as of 1 January 2023. The standards and interpretations relevant to the Group, that are effective since January 1, 2023 are disclosed below.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments had no impact on the Group’s interim condensed consolidated unaudited financial statements but are expected to affect the accounting policy disclosures in the Group’s annual consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities. The amendments had no impact on the Group’s interim condensed consolidated financial statements.

2.2	Basis of consolidation -

The interim condensed consolidated unaudited financial statements comprise the financial statements of the Company and its subsidiaries as of March 31, 2023 and December 31, 2022 and for the three-month period ended March 31, 2023 and 2022 (unaudited).

For the three-month period ended March 31, 2023 and 2022, there was no changes in the participation of the common shares that the Company’s had on its subsidiaries; the main activities and information about subsidiaries are revealed on the consolidated financial statements as of December 31, 2022.

2.3	Seasonality of operations -

Seasonality is not relevant to the Group's activities.

Notes to interim condensed consolidated unaudited financial statements

(continued)

3.	Cash and cash equivalents

(a)	This caption consists of the following:

	As of March 31, 2023	As of December 31, 2022
	S/(000)	S/(000)

Cash on hand	157	161
Cash at banks (b)	36,116	39,112
Term deposits with original maturities of ninety days or less (c)	9,000	42,500
	45,273	81,773

(b)	Cash at banks is denominated in local and foreign currencies, is deposited in domestic and foreign banks and is freely available. The cash at banks interest yield is based on daily bank deposit rates.

(c)	The short-term deposits held in domestic banks were freely available and earned interest at the respective short-term market rates and original maturity less than three months.

4.	Trade and other receivables

As of March 31, 2023 and December 31, 2022, this caption mainly includes trade receivables, value-added tax credit (VAT), interest receivables and accounts receivables from related parties. At those dates, approximately 57% and 63% of the trade receivables were guaranteed by bank guarantees and mortgages amounting to S/46,684,000 and S/49,162,000, respectively.

On March 22, 2021, the Company received Tax Court Resolution N° 00905-4-21 that declares the calculation of Mining Royalty should be based on gross sale of the final product (cement) for the years 2008 and 2009. This is an opposite position to what is established by the Constitutional Court in the STC Exp. N° 1043-2013-PA/TC that declares founded the writ of protection presented by the Company and its right to calculate the Mining Royalty exclusively based on the value of the mining component, without considering in any way the value of the final products derived from industrial and manufacturing processes.

The Company has made, under protest, partial payments of the debts arbitrarily placed in collection. These payments as of March 31, 2023 and December 31, 2022 amount to approximately S/28,922,000 and are presented in the caption “Trade and other receivables”, non-current assets. To date, the Company has already initiated the corresponding legal actions to recover said payments and in the opinion of Management and its external legal advisors, it has a high probability of obtaining a favorable result.

For the three-month period ended March 31, 2023 and 2022, the Group recorded S/1,284,000 and S/1,497,000, respectively, related to the provision for expected credit losses for trade receivables, which are presented in the caption “Selling and distribution expenses” of the interim condensed consolidated unaudited statement of profit or loss and corresponds to the best estimate of Management considering the current situation. The Group's Management will continue evaluating the conditions of its client portfolio and, if deemed necessary, the corresponding provisions will be made.

Notes to interim condensed consolidated unaudited financial statements

(continued)

The movement of the allowance for expected credit losses on trade and others receivable for the three-month period ended as of March 31, 2023 and 2022 is as follows:

	2023	2022
	S/(000)	S/(000)

Opening balance	16,467	14,573
Additions	1,284	1,497
Recoveries and others	(46)	(62)
Ending balance	17,705	16,008

5.	Inventories

As of March 31, 2023 and December 31, 2022 includes goods and finished products, work in progress, raw materials and other supplies to be used in the production process.

6.	Property, plant and equipment, net

During the three-month period ended March 31, 2023 the Group’s additions amounted approximately to S/74,064,000 (S/11,033,000 during the three-month period ended March 31, 2022).

Assets with a net book value of S/115,000 were disposed during the three-month period ended March 31, 2023 (S/307,000 for the three-month period ended March 31, 2022), resulting in a net gain on disposal of S/111,000 (S/176,000 for the three-month period ended March 31, 2022).

As of March 31, 2023 the Group maintains accounts payable related to the acquisition of property, plant and equipment for S/11,415,000 (S/14,560,000 as of December 31, 2022).

Notes to interim condensed consolidated unaudited financial statements

(continued)

7	Leases

The Group has lease contracts with third parties, mainly a 5-year lease contract of trucks.

The annual incremental interest rate used for the initial recognition of the right-of-use asset and the lease liability ranges between 5.2 and 6.2 percent.

The Group also leases certain minor equipment for less than 12 months, the Group has decided to apply the recognition exemption for short term leases (less than 12 months) and for leases of low value assets. The expense for this type of lease amounted to S/428,000 for the three-month period ended March 31, 2023 (S/309,000 as of March 31, 2022) and was recognized in the “Administrative expenses” caption of the interim condensed consolidated unaudited statements of profit or loss.

The movement of the right of use assets recognized by the Group is shown below:

	Transportation units	Other	Total
	S/(000)	S/(000)	S/(000)

Cost -
Balance as of January 1, 2022	7,721	-	7,721
Balance as of March 31, 2022	7,721	-	7,721

Balance as of January 1, 2023	8,029	307	8,336
Balance as of March 31, 2023	8,029	307	8,336

Accumulated depreciation -
Balance as of January 1, 2022	3,053	-	3,053
Additions	390	-	390
Balance as of March 31, 2022	3,443	-	3,443
Balance as of January 1, 2023	4,672	25	4,697
Additions	404	26	430
Balance as of March 31, 2023	5,076	51	5,127

Net book value
As of December 31, 2022	3,357	282	3,639
As of March 31, 2023	2,953	256	3,209

Notes to interim condensed consolidated unaudited financial statements

(continued)

The movement of the lease liabilities recognized by the Group is shown below:

	2023	2022
	S/(000)	S/(000)

Balance as of January 1	4,355	5,829
Financial interest expense	57	71
Lease payments	(626)	(460)
Others	16	(460)
Balance as of March 31	3,802	4,980

Maturity
Current portion	2,004	1,756
Non-current portion	1,798	3,224
Balance as of March 31	3,802	4,980
Net book value
As of December 31, 2022		4,355
As of March 31, 2023		3,802

The future cash disbursements in relation to lease liabilities have been disclosed in note 9.

8.	Trade and other payables

As of March 31, 2023 and December 31, 2022, this caption includes trade payables, account payables to related parties, interest payable, dividends payable among other minor payables.

As of March 31, 2023 dividends payable amounted to S/9,500,000 (S/9,764,000 as of December 31, 2022).

9.	Financial Obligations

(a)	Corporate bonds

On January 31, 2019, corporate bonds were issued in soles for S/260,000,000 at a rate of 6.688 percent per year and maturity of 10 years and; 15-year bonds for S/310,000,000 at a rate of 6.844 percent per year. As of December 31, 2022 the corporate bonds issued in US Dollars amounts to US$131,612,000 with an annual rate of 4.5 percent and these have been paid with the corporate loan indicated in section (d) in February 2023.

For the three-month period ended March 31, 2023 and 2022, the corporate bonds generated interests that have been recognized in the interim condensed consolidated unaudited financial statements of profit or loss for S/11,136,000 and S/14,888,000, respectively.

Notes to interim condensed consolidated unaudited financial statements

(continued)

(b)	Short-term promissory notes

As of March 31, 2023 and December 31, 2022, the Company maintains two loans of S/38,000,000 each, with maturity in December 2023 and at an effective annual interest rate of 8.93 percent. In addition, the Company acquired two promissory notes in January 2023 for S/38,000,000 each, with a maturity in January 2024 and an effective annual interest rate of 9.78 percent and 9.44 percent, respectively. In March 2023, the Company acquired two promissory notes of S/19,000,000 each, with maturity in March 2024 and an effective annual interest rate of 8.83 percent.

(c)	Financial covenants –

The contracts for corporate bonds issued in soles have the following covenants to limit incurring indebtedness for the Company and its guarantor subsidiaries, which are measured prior to the following transactions: issuance of debt or equity instruments, merger with another company or disposal or rental of significant assets. The covenants are the following:

-	The debt service coverage ratio (includes amortization plus interest) must be at least 2.5 to 1.

-	The financial debt to Ebitda ratio may not be greater than 3.5 to 1.

(d)	Medium-term Corporate Loan under “Club deal” modality -

On August 6, 2021, the Company established the conditions of a medium-term corporate loan under “Club Deal” modality with Banco de Crédito del Perú S.A. and Scotiabank Perú S.A.A. The loan amounts to S/860,000,000 that allowed the payment of all the financial obligations that the Company maintained with maturity until February 2023. The loan conditions include a grace/availability period of 18 months from August 6 and a payment term of 7 years from the last disbursement, which was in February 2023. Since that date, the loan will be paid in 22 equal quarterly installments and has an annual interest rate of 5.82 percent.

As part of the loan conditions, the Company would assume the following obligations:

I	Comply with the following financial safeguards:

(a)	Debt Ratio (Financial Debt / EBITDA) <= 3.50x

(b)	Debt Service Coverage Ratio (FCSD / SD)> = 1.15x

(c).	Debt Service Coverage Ratio (EBITDA / SD) = 1.50x

These financial safeguards will be calculated and verified at the end of each calendar quarter, considering the information of consolidated financial statements of the Company for the last 12 months, prepared in accordance with International Financial Reporting Standards - IFRS.

Notes to interim condensed consolidated unaudited financial statements

(continued)

II.	It maintains the following main obligations to do:

(a).	Subordinate any obligation the Company had or may have to this loan.

(b).	Maintain the loan with a status equal to other senior financing of the Company.

(c.)	Keep your assets in good condition and properly insured.

(d)	Maintain all licenses, authorizations, concessions, permits, titles and rights required by government authorities.

III.	It maintains the following obligations not to do:

(a).	Refrain from paying dividends, reducing capital stock or any other distribution to its shareholders if this event make the Company not comply with the obligations assumed.

(b.)	That the Company and its subsidiaries participate in processes of liquidation, transformation, corporate reorganization, acquisition of companies, merger or spin-off.

(c).	Transfer, sell, alienate, donate or give in usufruct, lease, give in fiduciary domain, encumber their assets, income flows and / or collection rights.

(d).	Grant financing, personal or real guarantees in favor of third parties.

As of March 31, 2023, the Company complied with the ratios contained in the loan conditions.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

As of March 31, 2023
Financial obligations	-	307,273	625,452	687,275	1,620,000
Interests	12,285	88,432	258,347	100,337	459,401
Trade and other payables	154,796	54,029	-	-	208,825
Lease liabilities	495	1,509	1,798	-	3,802

As of December 31, 2022
Financial obligations	414,290	116,818	326,544	651,638	1,509,290
Interests	36,222	45,282	213,427	119,201	414,132
Trade and other payables	231,698	41,510	-	-	273,208
Hedge finance cost payable	7,473	-	-	-	7,473
Lease liabilities	502	1,503	2,350	-	4,355

Notes to interim condensed consolidated unaudited financial statements

(continued)

10.	Provisions

As of March 31, 2023 and December 31, 2022, this caption includes workers’ profit sharing, provision for contingencies, long-term incentive plan and rehabilitation provision.

11.	Income tax

The Group calculates income tax expense of the period using the tax rate that would be applicable to the expected total annual earnings.

The major components of the income tax expense in the interim condensed consolidated unaudited statement of profit or loss and interim condensed consolidated unaudited statements of other comprehensive income are:

	For the three-month period ended March 31,
	2023	2022
	S/(000)	S/(000)

Current income tax	(29,933)	(20,336)
Deferred income tax	10,214	1,339
Income tax expense	(19,719)	(18,997)
Deferred income tax recognized in other comprehensive income	(634)	(604)

Total income tax	(20,353)	(19,601)

The movement of the Group’s deferred income tax assets and liabilities is shown below:

	For the three-month period ended March 31,
	2023	2022
	S/(000)	S/(000)

Increase (decrease) of deferred income tax asset	153	(209)
Increase of deferred income tax liability	9,427	944

Total variation of deferred income tax	9,580	735
Deferred income tax expense recognized in interim condensed consolidated unaudited statements of profit or loss	10,214	1,339
Deferred income tax recognized in other comprehensive income	(634)	(604)

Total variation of deferred income tax	9,580	735

Notes to interim condensed consolidated unaudited financial statements

(continued)

Following is the composition of deferred tax related to items recognized in interim condensed consolidated unaudited statements of other comprehensive income:

	For the three-month period ended March 31,
	2023	2022
	S/(000)	S/(000)
Loss unrealized on derivative financial instruments	(634)	(604)

Total deferred income tax recognized in OCI	(634)	(604)

12.	Sales of goods

This caption is made up as follows:

For the three-month period ended March 31, 2023	Cement, concrete, mortar and precast	Construction Supplies	Quicklime	Other	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Revenue from external customers	447,110	21,821	11,053	11	479,995

Revenue from external customers	447,110	21,821	11,053	11	479,995

For the three-month period ended March 31, 2022
Revenue from external customers	477,637	33,404	14,364	4	525,409

Revenue from external customers	477,637	33,404	14,364	4	525,409

Notes to interim condensed consolidated unaudited financial statements

(continued)

13.	Related party transactions

During the three-months periods ended March 31, 2023 and 2022, the Group carried out the following main transactions with Inversiones ASPI S.A. and its related parties:

	For the three-month period ended March 31,
	2023	2022
	S/(000)	S/(000)

Income
Parent
Inversiones ASPI S.A.
Fees from office lease	4	5
Fees for management and administrative services	22	25

Other related parties
Compañía Minera Ares S.A.C. (Ares)
Fees from land rental services	293	290
Fees from leasing of parking	66	92

Fosfatos del Pacífico S.A. (Fospac)
Fees from office lease	4	5
Fees for management and administrative services	36	10

Fossal S.A.A. (Fossal)
Fees from office lease	4	5
Fees for management and administrative services	10	13

Asociación Sumac Tarpuy
Fees from office lease	4	5
Expenses
Other related parties
Security services provided by Compañía Minera Ares S.A.C.	(660)	(660)

Notes to interim condensed consolidated unaudited financial statements

(continued)

As a result of these and other transactions, the Group had the following rights and obligations with Inversiones ASPI S.A. and its related parties as of March 31, 2023 and December 31, 2022:

	March 31, 2023		December 31, 2022
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/(000)	S/(000)	S/(000)	S/(000)

Parent
Inversiones ASPI S.A.	22	-	-	5
	22	-	-	5

Other related parties
Fosfatos del Pacífico S.A.	1,181	146	1,123	461
Compañía Minera Ares S.A.C.	658	2,445	564	2,220
Fossal S.A.A	15	-	75	-
Other	108	-	96	-
	1,962	2,591	1,858	2,681
	1,984	2,591	1,858	2,686

Outstanding balances are unsecured and interest free. There have been no guarantees provided or received, from any related party. As of March 31, 2023 and December 31, 2022, the Group has not recorded any allowance for expected credit losses on receivables from related parties.

Compensation of key management personnel of the Group -

The compensation paid to key management personnel includes expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the key management. The total short-term compensation expense amounted to S/6,127,000 during the three-month period ended March 31, 2023 (S/5,389,000 during the three-month period ended March 31, 2022), and the total long-term compensations expense amounted to S/2,068,000 during the three-month period ended March 31, 2023 (S/1,902,000 during the three-month period ended March 31, 2022). The Group does not compensate Management with post-employment or contract termination benefits or share-based payments.

14.	Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net profit for the three-month period ended March 31, 2023 and 2022 by the weighted average number of common and investment shares outstanding during those periods.

The Group has no dilutive potential common shares as of March 31, 2023 and 2022.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Calculation of the weighted average number of shares and the basic earnings per share is presented below:

	For the three-month period ended March 31,
	2023	2022
	S/(000)	S/(000)

Numerator
Net profit attributable to ordinary equity holders of the Parent	43,49 2	45,725

Denominator
Weighted average number of common and investment shares (thousands)	428,107	428,107

Basic profit for common and investment shares	0.10	0.11

There have been no other transactions involving common and investment shares between the reporting date and the date of completion of these interim condensed consolidated unaudited financial statements.

15.	Financial assets and liabilities

(a)	Financial asset –

Derivatives assets of hedging -

Foreign currency risk –

As of December 31, 2022 the Group maintained Cross currency swap contracts for a nominal amount of US$132,000,000, with maturity in February 2023 and a rate of 2.97%. Of this total, US$131,612,000 has been designated as hedging instruments for Senior notes that are denominated in U.S. dollars, with the intention of reducing the foreign exchange risk.

The cash flow hedge of the expected future payments was assessed to be highly effective and in the interim condensed consolidated unaudited statements of other comprehensive income is included an unrealized gain of S/2,154,000 and S/2,046,000 for the three-month period ended March 31, 2023 and 2022.

As of March 31, 2023 the Group settled the Cross currency swap contracts on their maturity date in relation with the payment of international bonds in dollars mentioned in note 9(a).

Notes to interim condensed consolidated unaudited financial statements

(continued)

Derivative assets from trading -

In February 2023, cross currency swaps from trading have been settled and obtained a gain of S/19,000 which was recognized in the interim condensed consolidated unaudited statement of profit or loss for the three-month period ended March 31, 2023 presented in “Net profit (loss) for valuation of trading derivative financial instruments” caption. As of March 31, 2022, cross currency swaps that do not have an underlying relationship amounts to US$388,000, have been designated as trading. The effect on profit or loss from its measurement at fair value was a loss of S/109,000 for the three-month period ended March 31, 2022.

(b)	Fair values and fair value accounting hierarchy –

Set out below is a comparison of the carrying amounts and fair values of financial instruments of the Group, as well as the fair value accounting hierarchy:

	Carrying amount		Fair value		Fair value hierarchy
	2023	2022	2023	2022	2023/2022
	S/(000)	S/(000)	S/(000)	S/(000)

Financial assets
Cash and cash equivalents	45,273	81,773	45,273	81,773	Level 1
Trade and other receivables	145,143	145,034	145,143	145,034	Level 2
Derivative financial assets -"cross currency swaps"	-	86,893	-	86,893	Level 2
Financial instruments at fair value through other comprehensive income	274	274	274	274	Level 3

Total financial assets	190,690	313,974	190,690	313,974

Financial liabilities
Trade and other payables	219,738	284,554	219,738	284,554	Level 2
Senior notes	569,109	1,071,781	513,885	996,156	Level 1
Fixed rate notes	1,043,099	521,390	905,969	459,117	Level 2

Total financial liabilities	1,831,946	1,877,725	1,639,592	1,739,827

All financial instruments for which fair value is recognized or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy. As of March 31, 2023 and December 31, 2022, there were no transfers between the fair value hierarchies.

Management assessed that cash and cash equivalents, trade and other receivables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

Notes to interim condensed consolidated unaudited financial statements

(continued)

The following methods and assumptions were used to estimate the fair values:

-	The fair value of cross currency swaps is measured by using valuation techniques where inputs are based on market data. The most frequently applied valuation techniques include swap valuation models, using present value calculations. The models incorporate various inputs, including the credit quality of counterparties, foreign exchange, forward rates and interest rate curves.

A credit valuation adjustment (CVA) is applied to the “Over-The-Counter” derivative exposures to take into account the counterparty’s risk of default when measuring the fair value of the derivative. CVA is the mark-to market cost of protection required to hedge credit risk from counterparties in this type of derivatives portfolio. CVA is calculated by multiplying the probability of default (PD), the loss given default (LGD) and the expected exposure (EE) at the time of default.

A debit valuation adjustment (DVA) is applied to incorporate the Group’s own credit risk in the fair value of derivatives (that is the risk that the Group might default on its contractual obligations), using the same methodology as for CVA.

-	The fair value of the quoted senior notes is based on the current quotations value at the reporting date.

-	The fair value of the promissory note is calculated using the results of cash flow discounted at the indebtedness market rates effective as of the date of estimation.

-	The fair value of financial instruments designated at fair value through other comprehensive income has been determined using the percentage of shareholding of the Company equity of Fossal S.A.

16.	Commitments and contingencies

Operating lease commitments – Group as lessor

As of March 31, 2023, the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C., a related party of Inversiones ASPI S.A. This lease is annually renewable and provided a rent for the three-month period ended March 31, 2023 and 2022 for S/293,000 and S/290,000, respectively.

Consortium contract –

On December 19, 2022, Distribuidora Norte Pacasmayo S.R.L., subsidiary of the Group, has subscribed a collaboration contract with Flujo Libre S.A.C., with the purpose to participate together in the project “Mejoramiento del Sistema de Pistas y Cerco Perimétrico del Aeropuerto de Piura”. The mentioned contract is valid for a maximum of 2 years and 11 months.

On this matter, the Company has communicated to the tax authority the subscription of the collaboration contract which will not take independent accounting and Distribuidora Norte Pacasmayo S.R.L. will be the contracting party that will act as operator of the contract.

Capital commitments

As of March 31, 2023, the Group had no significant capital commitments.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Environmental matters

The Group exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2022.

Tax situation

The Company is subject to Peruvian tax law. As of March 31, 2023 and 2022, the income tax rate is 29.5 percent of the taxable profit after deducting employee participation, which is calculated at a rate of 8 to 10 percent of the taxable income.

For purposes of determining income tax, transfer pricing transactions with related companies and companies resident in territories with low or no taxation, must be supported with documentation and information on the valuation methods used and the criteria considered for determination. Based on the analysis of operations of the Group, Management and its legal advisors believe that as a result of the application of these standards will not result in significant contingencies for the Group as of March 31, 2023 and December 31, 2022.

During the four years following the year tax returns are filed, the tax authority has the power to review and, as applicable, correct the income tax computed by each individual company.

The income tax and value-added tax returns for the following years are open for review by the tax authority:

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cementos Pacasmayo S.A.A.	2018-2022	Dec.2018-2023
Cementos Selva S.A.C.	2018-2022	Dec.2018-2023
Distribuidora Norte Pacasmayo S.R.L.	2018-2022	Dec.2018-2023
Empresa de Transmisión Guadalupe S.A.C.	2018-2022	Dec.2018-2023
Salmueras Sudamericanas S.A.	2018-2022	Dec.2018-2023
Soluciones Takay S.A.C.	2019-2022	May to Dec.2019-2023

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group. For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim condensed consolidated unaudited financial statements as of March 31, 2023 and the consolidated financial statements as of December 31, 2022.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Legal claim contingency

As of March 31, 2023, the Group has received claims from third parties in relation with its operations which in aggregate represent S/3,353,000. From this total amount, S/2,753,000 corresponded to labor claims from former employees, S/596,000 is related to the tax assessments received from the tax administration corresponding to 2009 tax period, which was reviewed by the tax authority during 2012 and S/4,000 corresponded to contentious-administrative claims.

Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.

The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed. Accordingly, no provision for any liability has been made in these interim condensed consolidated unaudited financial statements.

Mining royalty

The Group signed agreements with third parties and with Peruvian Government related to the use of concessions for extraction activities on process of cement production. The information of the payment of royalties are reveled on the consolidated financial statements of the Group as of December 31, 2022.

17.	Segment information

For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

-	Production and marketing of cement, concrete, mortar and precast in the northern region of Peru.

-	Sale of construction supplies in the northern region of Peru.

-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Transfer prices between operating segments are on an arm’s length basis in a similar manner to transactions with third parties.

	For the three-month period ended March 31, 2023						For the three-month period ended March 31, 2022
	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other (*)	Total consolidated	Cement, concrete, mortar and precast	Construction supplies	Quicklime	Other (*)	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Sales of goods	447,110	21,821	11,053	11	479,995	477,637	33,404	14,364	4	525,409
Gross profit	159,119	129	1,570	(223)	160,595	161,719	2,291	1,023	(68)	164,965
Administrative expenses	(56,609)	(695)	(314)	(111)	(57,729)	(52,354)	(643)	(290)	(102)	(53,389)
Selling and distribution expenses	(17,194)	(211)	(95)	(34)	(17,534)	(16,641)	(204)	(92)	(33)	(16,970)
Other operating income (expense), net	1,403	(1)	-	1	1,403	(1,040)	20	-	(4)	(1,024)
Finance income	1,337	1	-	17	1,355	541	11	-	6	558
Finance cost	(25,720)	-	-	(1)	(25,721)	(22,793)	(1)	-	(1)	(22,795)
Net profit (loss) for valuation of trading derivative financial instruments	19	-	-	-	19	(109)	-	-	-	(109)
Gain (loss) from exchange difference, net	815	-	12	(4)	823	(6,446)	2	(68)	(2)	(6,514)
Profit before income tax	63,170	(777)	1,173	(355)	63,211	62,877	1,476	573	(204)	64,722
Income tax expense	(19,706)	242	(366)	111	(19,719)	(18,455)	(433)	(168)	59	(18,997)
Profit for the period	43,464	(535)	807	(244)	43,492	44,422	1,043	405	(145)	45,725

Notes to interim condensed consolidated unaudited financial statements

(continued)

	As of March 31, 2023					As of December 31, 2022
	Cement, concrete and precast	Construction supplies	Quicklime	Other	Consolidated	Cement, concrete and precast	Construction supplies	Quicklime	Other	Consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Segment assets	3,132,415	45,910	73,081	31,963	3,283,369	3,086,104	38,353	70,327	32,210	3,226,994
Other assets (*)	-	-	-	274	274	86,630	-	-	537	87,167
Total assets	3,132,415	45,910	73,081	32,237	3,283,643	3,172,734	38,353	70,327	32,747	3,314,161
Operating liabilities	1,983,780	58,894	-	745	2,043,419	2,041,923	76,780	-	323	2,119,026
Capital expenditure (**)	76,889	-	-	-	76,889	190,126	-	-	-	190,126

(*)	As of March 31, 2023, corresponds to the financial instruments designated at fair value through other comprehensive income for S/274,000. As of December 31, 2022, corresponds to the financial instruments designated at fair value through other comprehensive income and to the fair value of derivative financial instruments (cross currency swap) for approximately S/274,000 and S/86,893,000, respectively. The fair value of hedge derivative financial instruments is allocated to the segment of cement, and the financial instruments designated at fair value through other comprehensive income and the fair value of the trading derivative financial instrument are presented as “Other”.

(**)	Capital expenditure consists of S/76,889,000 and S/190,126,000 during the three-month period ended March 31, 2023 and year ended December 31, 2022, respectively, and are related to additions of property, plant and equipment, intangible and other minor non-current assets .

Geographic information

As of March 31, 2023 and December 31, 2022, all non-current assets are located in Peru and all revenues are from Peruvian clients.

18.	Financial risk management, objectives and policies

The Group’s main financial assets include cash and short-term deposits (with maturity less than 360 days) and trade and other receivables that derive directly from its operations. The Group also holds financial instruments designated at fair value through OCI, cash flow hedges instruments and derivative financial instruments of trading. The Group’s main financial liabilities comprise trade payables and other payables, loans and borrowings, with short-term and long-term maturities. The main purpose of these financial liabilities is to finance the Group’s operations.

The Group is exposed to market risk, credit risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by financial management that advises on financial risks and the appropriate financial risk governance framework for the Group. The financial management provides assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Group’s policies and risk objectives.

The Management reviews and agrees policies for managing each of these risks as mentioned in the consolidated financial statements as of December 31, 2022.

Notes to interim condensed consolidated unaudited financial statements

(continued)

Foreign currency risk -

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency).

As of December 31, 2022, the Group hedges its exposure to fluctuations on the translation into soles of its Senior Notes which are denominated in US dollars, by using cross currency swaps contracts, see note 15.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant. The impact on the Group’s profit before income tax is due to changes in the fair value of monetary assets and liabilities.

For the three-month period ended March 31, 2023	Change in US$ rate	Effect on consolidated profit before income tax
U.S. Dollar	%	S/(000)

	+5	1,891
	+10	3,782
	-5	(1,891)
	-10	(3,782)

For the three-month period ended March 31, 2022	Change in US$ rate	Effect on consolidated profit before income tax
U.S. Dollar	%	S/(000)

	+5	8,911
	+10	17,822
	-5	(8,911)
	-10	(17,822)

Notes to interim condensed consolidated unaudited financial statements

(continued)

Liquidity risk -

The Group monitors its risk of shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and debentures of long term. Access to fund sources is sufficiently available and debt maturing within 12 months can be rolled over under the same conditions with existing lenders, if necessary.

As of March 31, 2023 and December 31, 2022, no portion of the corporate bonds in soles will mature in less than one year.

Risk management activities –

As a result of its activities, the Group is exposed to the foreign currency exchange rate risk, thereof the Company has acquired hedging financial instruments to cover this risk. Since November 2014, the Group has hedged its exposure to foreign currency from its corporate bonds (denominated in US dollars). During the three-month period ended March 31, 2023 and 2022, there was moderate volatility in the US dollar exchange rate with respect to the soles, whose effects were partially mitigated by the exchange rate hedge maintained by the Company.

As of March 31, 2023 and December 31, 2022, except for the derivatives financial instruments (cross currency swaps) signed by the Company to hedge the foreign currency risk of its Senior Notes, the Group had no other financial instruments to hedge its foreign exchange risk, interest rates or market price (purchase price of coal) fluctuations.

As of March 31, 2023 derivatives financial instruments (cross currency swaps) were fully settled in relation with the payment of international bonds in dollars.